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ANNUAL AUDITED REPORT
FORM X-18A-5 — MAR 0 1 2019
PART III
FACING PAGE

Washington DC
416

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SEC FILE NUMBER
~~8-31801~~

8-31701

Confidential Treatment Requested
Information Required of Brokers and Dealers Pursuant to Section 18 of the Securities Exchange Act of 1934 and Rule 18a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/18____ to ____12/31/18____
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Empire Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

100 Motor Parkway
                                    (No. and Street)

Hauppauge   New York   11888
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Lena Bholan   (631) 979-0097
                                       (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
                    (Name – *if individual, state last, first, middle name*)

135 W 50th Street   New York   New York   10020
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion
of an independent public accountant must be supported by a statement of facts and
circumstances relied on as the basis for the exemption. See section 240.18a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Eric Needleman_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of ___First Empire Securities, Inc.___, as of December 31, 2018, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____Chief Executive Officer_____
Title

Subscribed and sworn to before me this

___25___ day of ___February___ 20_19_

_____
Notary Public

JACQUELINE DAY
Notary Public. State of New York
No. 01DA4960935
Qualified in New York County
Commission Expires April 19, 20__

This report** contains (check all applicable boxes)

[X]   (a) Facing Page.
[X]   (b) Statement of Financial Condition.
[ ]   (c) Statement of Operations.
[ ]   (d) Statement of Cash Flows.
[ ]   (e) Statement of Changes in Stockholder's Equity.
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ]   (g) Computation of Net Capital.
[ ]   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 16c3-3.
[ ]   (i) Information Relating to the Possession or Control Requirements Under Rule 16c3-3.
[ ]   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 16c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 16c3-3.
[ ]   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]   (l) An Oath or Affirmation.
[ ]   (m) A copy of the SIPC Supplemental Report.
[ ]   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.18a-5(e)(3).

FIRST EMPIRE SECURITIES, INC.



AUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

PUBLIC

FIRST EMPIRE SECURITIES, INC.

AUDITED FINANCIAL STATEMENT

Form X-18A-5, Part III

Year ended December 31, 2018

PUBLIC

Per Rule 18a-5(e)(3)

TABLE OF CONTENTS

 **MAZARS**

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of the Stockholder of First Empire Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Empire Securities, Inc. , (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2014.

New York, NY
February 25, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



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GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

FIRST EMPIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$ 562,211
Receivable from clearing broker	29,209,671
Deposits with clearing broker	1,003,563
Securities owned, at fair value	3,834,769
Accrued interest receivable	2,117
Secondary capital receivables	66,326
Receivable from affiliates	236,186
Receivable from other broker-dealers	178,359
Loans receivable	273,976
Cash surrender value of life insurance	1,173,510
Prepaid expenses and other assets	708,918
Security deposits	230,741
Property, equipment and leasehold improvements, net	1,034,713
TOTAL ASSETS	**$ 38,515,060**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 2,132,093
Payable to affiliates	7,857
Payable to other broker-dealers	1,093,113
Securities sold, not yet purchased, at fair value	56,084
Securities sold under repurchase agreement	24,309,199
Deferred compensation payable	5,084,478
Capital lease obligation	171,269
	32,854,093

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock - no par value, 1,000 shares authorized, 400 issued and outstanding	324,156
Additional paid-in capital	5,336,811
Retained earnings	-0-
	5,660,967
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 38,515,060**

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 1 - Nature of Business

First Empire Securities, Inc., (the "Company") a New York Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts on a fully disclosed basis. The Company is a wholly-owned subsidiary of First Empire Holding Corp. The Company maintains a nationwide customer base which primarily consists of financial institutions, credit unions and other broker-dealers. The Company's primary operations involve buying and selling fixed income securities.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

Securities Transactions

Proprietary, customer trading securities, and other securities are included in securities owned and securities sold, not yet purchased, at fair value on the statement of financial condition. Realized and unrealized gains and losses arising from both trading and investment activities are reported on a trade date basis in principal transactions on the statement of operations. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements.

Underwriting Revenue

Underwriting revenue is generated from municipal offerings in which the Company acts as a co-manager on new issue bond offerings or as underwriter for negotiable certificates of deposit. Underwriting revenues include underwriting fees, selling concessions, and realized and unrealized net gains and losses on positions held in inventory. The underwriting revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer), for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs. There were no such deferred underwriting costs as of December 31, 2018.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 2 - Summary of Significant Accounting Policies (continued)

Private Placement and Secondary Capital

In 2018, as part of the Company's fixed income offerings, the Company may act as a placement agent for the sale of securities to private investors. The Company recognizes revenue from the sale of securities to private investors on a trade date basis, as that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the private investor. Additionally, the firm may receive a fee for facilitating a loan between clients which represents secondary capital for the borrower. The Company recognizes revenue for secondary capital when the loan is finalized and funding is delivered to the borrower as there are no significant actions which the Company needs to take subsequent to this date and the borrower obtains the control and benefit of the loan funding at that point.

Cash and Cash Equivalents

Cash equivalents consist of investments with original maturities of 90 days or less.

The Company maintained cash of $405,695 at December 31, 2018, in excess of the FDIC insurance limits. The Company has not experienced any losses to date resulting from this policy.

Property, Equipment, and Leasehold Improvements

Property, equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives which range from three to fifteen years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the leases. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred.

Income Taxes

The Company is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries, and is included in the consolidated Federal income tax return of the controlled group. First Empire Holding Corp. has elected, by consent of its stockholder, to be taxed as an S Corporation for Federal and state tax purposes and files a consolidated tax return. Under those provisions, the Company does not pay Federal or New York State corporate income taxes on its taxable income. After December 21, 2012, all common stock of First Empire Holding Corp. is owned by an "Employee Stock Ownership Plan" for which the plan is not liable for Federal or state income tax.

The Company accounts for the effect of any uncertain tax positions based on a "more likely than not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

Interest and penalties assessed, if any, are accrued as income tax expense. The Company has identified its tax status as a corporation electing to be taxed as a pass-through entity as a tax position; however, the Company has determined that such tax position does not result in an uncertainty requiring recognition. In addition to its tax status, the Company has other tax positions that have been determined to be highly certain and therefore no reserve for unrecognized tax liability is deemed necessary. The Company is not currently under examination by any tax jurisdiction. Federal and state income tax returns are generally open for examination for three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new guidance became effective for the Company beginning January 1, 2019, and the Company will record a right-of-use asset and related lease liability of approximately $6 million, with no material impact to stockholder's equity.

Subsequent Event

On January 1, 2019, Stifel Financial Corp., purchased all of the capital stock of First Empire Holding Corp. from the First Empire Holding Corp. Employee Stock Ownership Plan. During January 2019, the Company received a capital contribution of $5 million.

Note 3 - Revenue from Contracts with Customers

At December 31, 2018, receivables from private placement and secondary capital was $66,326. There were no balances at December 31, 2017. At December 31, 2018 and 2017, receivables from other broker-dealers was $178,359 and $171,461, respectively.

Note 4 - Deposits with Clearing Broker

The Company's clearing broker is Pershing LLC. The agreement between the Company and Pershing LLC requires that the Company maintain a minimum collateral deposit of $1,000,000. The collateral deposit as of December 31, 2018 is $1,003,563.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 5 - Cash Surrender Value of Life Insurance

The Cash Surrender Value of Life Insurance represents the cash value for insurance contracts concerning certain key employees. As beneficiary, the Company receives the cash surrender value of the policy, and, upon death of the insured, receives all of the benefits payable under the insurance contract.

Note 6 - Fair Value

The Company records financial instruments at fair value using the framework provided by accounting principles generally accepted in the United States of America. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various inputs are used in determining fair value. These inputs are summarized in three broad levels listed below:

Level 1: Quoted prices (unadjusted) of identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company primarily utilizes quoted market prices to determine the fair value for their securities owned and securities sold, not yet purchased. Securities measured at fair value on a recurring basis are summarized below:

There were no securities measured utilizing Level 3 inputs as of December 31, 2018.

	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets			
Securities owned, at fair value			
Corporate Bonds/Notes/CD's	$ 2,663,595	$ -0-	$ 2,663,595
Municipal Bonds	1,102,164	-0-	1,102,164
Government Securities	69,010	-0-	69,010
	$ 3,834,769	$ -0-	$ 3,834,769
Liabilities			
Securities sold, not yet purchased, at fair value			
Government Securities	$ 50,085	$ -0-	$ 50,085
CD's	5,999	-0-	5,999
	$ 56,084	$ -0-	$ 56,084

It is the policy of the Company to recognize transfers between levels at year-end. There were no transfers between Level 1 and Level 2 during the year.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 7 – Loans Receivable

Loans receivable consist of unsecured loans to certain employees and a loan receivable from Stifel Financial Corp. related to an unsecured loan to a former employee. These loans are repaid or forgiven over a period of one to three years with a fixed interest rate.

Note 8 - Property, Equipment, and Leasehold Improvements, Net

Property, equipment, and leasehold improvements consist of the following:

Office furniture and fixtures	$ 1,326,508
Office equipment	2,770,502
Leasehold improvements	1,424,934
	5,521,944
Less: Accumulated depreciation and amortization	4,487,231
	$ 1,034,713

Note 9 - Receivable from Clearing Broker

The Company clears its securities, through Pershing LLC on a fully disclosed basis.

Receivable from clearing broker represent amounts due from the clearing broker from all transactions net of the purchase of securities, and is collateralized by securities owned by the Company.

Note 10 - Related Party Transactions

First Empire Securities, Inc. is a member of a controlled group of companies, First Empire Holding Corp. and Subsidiaries. These companies share office facilities, personnel, operating costs, and a common paymaster.

The Company has an expense allocation agreement with the aforementioned affiliated companies. At December 31, 2018, the Company had a receivable from affiliates of $236,186, and a payable to affiliates of $7,857.

The Company makes non-interest bearing advances to employees. At December 31, 2018, the Company had $208,371 of advances to employees that is recorded in prepaid expenses and other assets on the statement of financial condition.

Note 11 - Commitments and Contingencies

Operating Leases

During 2004, the Company entered into an agreement to rent office space, which expired in March 2015. This lease was renewed for a period expiring March 2027 and contains certain rent abatements and escalation clauses which are recognized on a straight-line basis over the life of the lease. The deferred rent associated with this lease is $839,804 as of December 31, 2018, and is recorded in accounts payable and accrued expenses on the statement of financial condition. The Company also entered into various lease agreements for office equipment, office space, and transportation equipment expiring through June 2019.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 11 - Commitments and Contingencies (continued)

Operating Leases

Future minimum commitments under the aforementioned lease agreements are as follows:

Years ending December 31, 2019	$	994,618
2020		922,857
2021		915,125
2022		915,428
2023		915,428
Thereafter		3,135,513
	$	7,798,969

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of December 31, 2018, are not reasonably assured of being exercised.

Note 12 – Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company, to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with Pershing LLC (the clearing broker), and promptly transmits all customers, funds and securities to Pershing LLC, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for charges on introduced customer accounts carried by Pershing LLC. In addition, the Company may be exposed to off-balance-sheet risk in the event Pershing LLC is unable to fulfill its contractual obligations.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018, at the fair values of the related securities and will incur a loss if the fair values of the securities increases subsequent to December 31, 2018.

The Company acts as a co-manager on new issue municipal offerings or as an underwriter for negotiable certificate of deposit offerings on a firm commitment basis. The open contractual commitment related to these offerings is recorded in payable to broker-dealers on the statement of financial condition.

The Company is engaged in trading and brokerage activities in which counterparties include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary the credit standing of each counterparty.

FIRST EMPIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2018

Note 13 – Securities Sold Under Repurchase Agreement

Securities sold under agreements to repurchase are accounted for as secured borrowings and are recorded at their contracted repurchase amounts.

Note 14 - Deferred Compensation Payable

The Company sponsors a nonqualified deferred compensation plan (the "Plan") for certain key employees. The Company designates the Plan participants and the annual benefits that accrue under the Plan. The Company, at its sole discretion, credits amounts to participants' account balances under this Plan. The Company's obligation under the Plan is not funded and participant account balances are bookkeeping entries only.

For the year ended December 31, 2018, the projected benefit obligation is $5,084,478, which is recorded as deferred compensation payable on the statement of financial condition. Key assumptions utilized in the valuation of the projected benefit obligation are a discount rate of 4.22%, an assumed forfeiture and turnover rate, and retirement age.

Note 15 – Retirement Plans

401(k) Plan

The Company participates in a 401(k) plan for eligible employees who meet certain age and service requirements.

Employee Stock Ownership Plan

First Empire Holding Corp. (the "Sponsor") Employee Stock Ownership Plan (the "ESOP") was established on December 21, 2012. The purpose of the ESOP is to provide retirement benefits to eligible employees. The ESOP is a leveraged employee stock ownership plan that covers all eligible employees of the Company that meet certain age and service requirements, as defined. The Sponsor makes annual contributions to the ESOP. As contributions are made by the Sponsor, shares are released from the suspense account and allocated to participants who are actively employed on the last day of the plan year, or who are not actively employed on the last day of the plan year because of disability or death occurring during such plan year.

Note 16 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2018, the Company has net capital of $2,970,332 which is $2,482,994 in excess of its required minimum net capital of $487,338 (the greater of $100,000 or 6.67% of $7,310,064 aggregate indebtedness). At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital is 2.46 to 1.